                                  Subsidiaries
                                  ------------

SoftQuad Software, Ltd. has one subsidiary, SoftQuad Acquisition Corp. ("SAC"), an Ontario (Canada) corporation. SAC has one subsidiary, SoftQuad Software Inc. ("SoftQuad Canada"), an Ontario (Canada) corporation. SoftQuad Canada has one subsidiary, SoftQuad UK Limited, a United Kingdom limited company.